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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

    Information to be included in statements filed pursuant to Rule 13d-1(a)
                   under the Securities Exchange Act of 1934

                               SAGA SYSTEMS, INC.
                                (Name of Issuer)

                            -----------------------

                                  COMMON STOCK
                                $0.01 PAR VALUE

                         (Title of Class of Securities)

                            -----------------------

                                   834025108
                                 (CUSIP Number)

                            -----------------------

                               Dr. Erwin Koenigs
                                  Software AG
                           Uhlandstrasse 12, D-64297
                               Darmstadt, Germany
                             Tel No.: +496151921100

                                with copies to:

                             Peter R. Douglas, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                             Tel No.: 212-450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                November 1, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

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

---------------------                                         ------------------
CUSIP No. # 834025108                 13D                     Page 2 of 10 Pages
---------------------                                         ------------------

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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Software AG
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [  ]
                                                                       (b) [  ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              Not Applicable
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany
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                                         7   SOLE VOTING POWER

                                             2,202,600
               NUMBER OF SHARES         ----------------------------------------
          BENEFICIALLY OWNED BY EACH     8   SHARED VOTING POWER
            REPORTING PERSON WITH
                                             13,046,599
                                        ----------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                             2,202,600
                                        ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              15,249,199
--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.5% (assuming exercise of all options)
              44.9% (assuming exercise of no options)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
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


---------------------                                         ------------------
CUSIP No. # 834025108                 13D                     Page 3 of 10 Pages
---------------------                                         ------------------

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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Software AG Acquisition Corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [  ]
                                                                       (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              Not Applicable
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

               NUMBER OF SHARES              0
          BENEFICIALLY OWNED BY EACH    ----------------------------------------
            REPORTING PERSON WITH        8   SHARED VOTING POWER

                                             15,249,199
                                        ----------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                             0
                                        ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              15,249,199
--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.5% (assuming exercise of all options)
              44.9% (assuming exercise of no options)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Saga Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11190 Sunrise Valley Drive, Reston, Virginia 20191.

   Item 2.  Identity and Background.

     The names of the persons filing this statement are (i) Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of Federal Republic of Germany ("Software AG") and (ii) Software AG Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Software AG ("SAC"). Software AG and SAC are referred to collectively as the "Reporting Persons".

     The address of the principal business and the principal office of Software AG is Software AG, Uhlandstrasse 12, D-64297, Darmstadt, Germany. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of Software AG is set forth on Schedule A, attached hereto and incorporated herein by reference. Software AG, is a provider of system software and a major global player offering technology for data management and electronic business.

     The address of the principal business and the principal office of SAC is c/o Software AG, Uhlandstrasse 12, D-64297, Darmstadt, Germany. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of SAC is set forth on Schedule B, attached hereto and incorporated herein by reference. SAC has not engaged in any business other than those incident to formation, and the execution and delivery of Merger Agreement and the Stockholder Agreement.

     Neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     Reporting Persons acquired beneficial ownership of shares of Common Stock through execution of the Stockholder Agreement referred to below. SAC also acquired beneficial ownership of the shares of Common Stock through execution of the Merger Agreement referred to below. None of the Reporting Persons has expended any funds in connection with the execution of the Stockholder Agreement or the Merger Agreement (together the "Agreements"). Software AG owned 2,202,600 shares of Common Stock immediately prior to the execution of the Agreements, which shares were acquired prior to the time the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Software AG filed a statement on Schedule 13G on February 12, 1998 as required by Rule 13d-1(d) of the Exchange Act with respect to such Common Stock. This statement on Schedule 13D reports the acquisition of additional shares pursuant to the execution of the Agreements.

   Item 4.  Purpose of Transaction.

     On November 1, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Software AG and SAC, a wholly owned subsidiary of Software AG. Pursuant to the terms of the Merger Agreement, SAC will be merged with and into the Company (the "Merger") with the Company surviving the Merger such that immediately following the Merger, the Company will be a wholly owned subsidiary of Software AG. Each outstanding share of Common Stock of the Company will be converted, at the effective time of the Merger, into the right to receive $11.50 in cash, without interest. Please see the Merger Agreement attached hereto as Exhibit 1 for a full description of the merger consideration. In the Merger Agreement, Software AG has agreed to vote all of its Common Stock beneficially owned by it in favor of adoption of the Merger Agreement at the company stockholder meeting. The Merger Agreement provides that the current directors of SAC will be directors of the Company following the Merger. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of the Company in accordance with the provisions of applicable law.

Simultaneously with the execution of the Merger Agreement, Thayer Equity Investors III, L.P., a Delaware limited partnership ("Thayer Equity"), TC Co-Investors, LLC, a Delaware limited liability company ("TC Co-Investors" and, together with Thayer Equity, the "Thayer Stockholders") and Daniel F. Gillis, an individual residing in Bethesda, MD ("Daniel F. Gillis"; each of the Thayer Stockholders and Daniel F. Gillis, a "Stockholder") entered into a Stockholder Agreement with SAC and Software AG dated as of November 1, 2000 (the "Stockholder Agreement"). In the Stockholder Agreement, Thayer Equity represented that it beneficially owns 10,736,953 shares of Common Stock (or approximately 36.5% of the outstanding Common Stock), TC Co-Investors represented that it beneficially owns 58,291 shares of Common Stock (or approximately 0.2% of the outstanding Common Stock) and Daniel F. Gillis represented that he beneficially owns 2,251,355 shares of Common Stock, of which 2,047,010 shares are subject to options, (or approximately 7.7% of the Common Stock, assuming exercise of all such options, or less than 1% of the outstanding Common Stock, exercise of no options). The ownership percentages set forth in this Schedule 13D are based on the number of Common Stock outstanding on October 31, 2000, as represented to Software and SAC by the Company in the Merger Agreement. The number of Common Stock beneficially owned by each of the Thayer Stockholders and Mr. Gillis is referred to as their "Owned Shares". Pursuant to the terms of the Stockholder Agreement, (A) each Stockholder has agreed, among other things, to vote the Owned Shares (i) in favor of the adoption and approval of the Merger Agreement, the Merger and any other related agreements, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Company under the Merger Agreement, and (iii) against any action or agreement that would impede, interfere with, delay, or postpone or that would reasonably be expected to discourage the transactions contemplated by the Merger Agreement, (B) each Stockholder has granted a proxy in respect of the Owned Shares, subject to the satisfaction or waiver to such obligation set forth in the Stockholder Agreement, including the satisfaction or waiver of all conditions of the Merger pursuant to the Merger Agreement, (C) Thayer Stockholders agreed to sell to Merger Subsidiary a number of the outstanding Shares beneficially owned by each equal to 65% of such Owned Shares and to exercise all options for Shares prior to such sale and (D) Thayer Stockholders further agreed not to, within a specified period of time, (i) take any action to solicit, initiate or encourage certain acquisition proposals or (ii) engage in negotiations or discussions with, disclose any nonpublic information relating to Company or any subsidiary to, or assist, facilitate or encourage any third party that may be considering an acquisition proposal.

     Each Thayer Stockholder has agreed to sell to SAC immediately prior to the consummation of the Merger approximately 65% of its Owned Shares in exchange for a 12-month subordinated promissory note of Software AG in the aggregate principal amount calculated by multiplying the number of its Owned Shares purchased by SAC by the per share purchase price of $11.50. With respect to the remaining 35% of the Owned Shares held by the Thayer

Stockholders and not sold to SAC immediately prior to consummation of the Merger, the Thayer Stockholders will receive pursuant to the Merger Agreement the same consideration received by other stockholders in the Merger.

     The summaries of the terms of the Merger Agreement and the Stockholder Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreement, respectively. A copy of the Merger Agreement is attached hereto as Exhibit 1 and a copy of the Stockholder Agreement is attached hereto as Exhibit 2, and each such agreement is incorporated herein by reference. The written agreement of the Reporting Persons to the joint filing of this statement is attached hereto as Exhibit 3.

     Except as set forth herein, none of the Reporting Persons, nor any person named in Schedule A or Schedule B attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(viii) causing the Common Stock to cease to be authorized to be quoted on the New York Stock Exchange; (ix) the Common Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

   Item 5.  Interest in Securities of the Issuer.

(a) and (b) Prior to November 1, 2000, Software AG had and continues to have sole power to vote and to dispose of 2,202,600 shares of Common Stock or approximately 7.5% of the outstanding Common Stock. As a result of the Merger Agreement and for the purpose of Rule 13d-3 promulgated under the Exchange Act, SAC may be deemed to have shared voting power with respect to (and therefore beneficial ownership) 2,202,600 shares of Common Stock or approximately 7.5% of the outstanding Common Stock. As a result of the Stockholder Agreement and for the purpose of Rule 13d-3 promulgated under the Exchange Act, each of Software AG and SAC may be deemed to have shared voting power with respect to (and therefore beneficial ownership of) 13,046,599 shares of Common Stock, including options to purchase 2,047,010 shares of Common Stock, of which options to purchase 1,847,010 shares are vested and options to purchase 200,000 shares would vest upon occurrence of a change of control. Each of Software AG and SAC then has beneficial ownership of 15,249,199 shares of Common Stock, which represents 48.5 % of the Common Stock, assuming the exercise of all options, or 44.9% of all outstanding Common Stock assuming the exercise of no options. None of the persons listed on Schedule A or Schedule B beneficially owns any Common Stock. See Item 4.

     (c) Except as set forth in Item 4, no transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons named in Schedule A or Schedule B.

     (d)  Inapplicable.

     (e)  Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except for the Merger Agreement and the Stockholder Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger dated as of November 1, 2000, among Saga Systems, Inc., Software AG and Software AG Acquisition Corporation.

     Exhibit 2: Stockholder Agreement dated as of November 1, 2000, among Software AG, Software AG Acquisition Corporation, Thayer Equity Investors III, L.P., TC Co-Investors, LLC and Daniel F. Gillis.

     Exhibit 3: Joint Filing Agreement dated as of November 10, 2000 between Software AG and SAC.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2000

                                             SOFTWARE AG


                                             By: /s/ Erwin Koenigs
                                                 -------------------------------
                                                 Name: Dr. Erwin Koenigs
                                                 Title: Chief Executive Officer

                                             By: /s/Volker Dawedeit
                                                 -------------------------------
                                                 Name: Volker Dawedeit
                                                 Title: Chief Financial Officer

                                             SOFTWARE AG ACQUISITION CORPORATION


                                             By: /s/ Erwin Koenigs
                                                 -------------------------------
                                                 Name: Dr. Erwin Koenigs
                                                 Title: President

                                             By: /s/ Volker Dawedeit
                                                 -------------------------------
                                                 Name: Volker Dawedeit
                                                 Title: Vice President

                                                                      SCHEDULE A

                DIRECTORS AND EXECUTIVE OFFICERS OF SOFTWARE AG

     The name and present principal occupation or employment of each director and executive officer of Software AG is set forth below. Each director is also an executive officer and each of their principal employment is with Software AG whose business address is Software AG, Uhlandstrasse 12, D-64297, Darmstadt, Germany. Each individual is a German citizen.

                                         Present Principal Occupation Including
             Name                                 Name of Employer
---------------------------------------- ---------------------------------------
Directors and Executive Officers

Dr. Erwin Koenigs....................... Chairman of the Management Board of
                                         Software AG (equivalent to Chief
                                         Executive Officer)
Volker Dawedeit......................... Member of the Management Board of
                                         Software AG (equivalent to Chief
                                         Financial Officer)
Andreas Zeitler......................... Member of the Management Board of
                                         Software AG

                                                                     SCHEDULE B

    DIRECTORS AND EXECUTIVE OFFICERS OF SOFTWARE AG ACQUISITION CORPORATION

     The name and present principal occupation or employment of each director and executive officer of Software AG Acquisition Corporation is set forth below. The business address of Software AG Acquisition Corp. is c/o Software AG, Uhlandstrasse 12, D-64297, Darmstadt, Germany. Each director's and executive officer's principal employment is with Software AG whose business address is Software AG, Uhlandstrasse 12, D-64297, Darmstadt, Germany. Each individual is a German citizen.

                                          Present Principal Occupation Including
         Name and Office                             Name of Employer
----------------------------------------- --------------------------------------
Directors and Executive Officers

Dr. Erwin Koenigs......President          Chairman of the Management Board of
                                          Software AG (equivalent to CEO)
Volker Dawedeit........Vice President     Member of the Management Board of
                                          Software AG (equivalent to CFO)
Andreas Zeitler                           Member of the Management Board of
                                          Software AG



                                          Present Principal Occupation Including
         Name and Office                             Name of Employer
----------------------------------------- --------------------------------------
Executive Officer (who is not a director)

Joachim Mueller........Vice President     Vice President Finance of Software AG